File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

OVERLAND ADVANTAGE; OVERLAND ADVISORS, LLC; CENTERBRIDGE PARTNERS, L.P.; CENTERBRIDGE ADVISORS V, LLC; CENTERBRIDGE FLEX ADVISORS, L.L.C.; CENTERBRIDGE MARTELLO ADVISORS, L.L.C.; CENTERBRIDGE ADVISORS IV, LLC; CENTERBRIDGE CREDIT FUNDING ADVISORS, LLC; CENTERBRIDGE PARTNERS REAL ESTATE ADVISORS II, LLC; CB LDV GP, L.P.; CENTERBRIDGE SPECIAL CREDIT ADVISORS IV, L.L.C.; CB NC CO-INVEST GP, L.P.; CB NC CO-INVEST, L.P.; CSCP V CAPSOL MASTER, L.P.; CSCP V MASTER, L.P.; CENTERBRIDGE CAPITAL PARTNERS V, L.P.; CENTERBRIDGE SPECIAL CREDIT PARTNERS V, L.P.; CENTERBRIDGE SPECIAL CREDIT ADVISORS V, L.L.C.; OVERLAND ADVANTAGE FUND ADVISOR, LLC; CENTERBRIDGE FP CO-INVEST MASTER FUND, L.P.; CENTERBRIDGE FLEX PARTNERS CAYMAN, L.P.; CENTERBRIDGE FLEX PARTNERS MASTER, L.P.; CENTERBRIDGE FLEX PARTNERS, L.P.; CENTERBRIDGE FP CO-INVEST FUND, L.P.; UNLEVERED OVERLAND-MONTAIGNE FUND, L.P.; CENTERBRIDGE CREDIT CS, L.P.; CREDIT AND SCIII GENERAL PARTNER, L.L.C.; CENTERBRIDGE FLEX TRIGGER FUND - A, L.P.; CENTERBRIDGE FLEX TRIGGER FUND-A ADVISORS, L.L.C.; CREDO HOLDINGS I, LP; CREDO HOLDINGS II, LP; CREDO HOLDINGS III, LP; CREDO MORTGAGE TRS, LLC; CREDO MORTGAGE REIT, LLC; CSCP V TRS, L.L.C.; LAKE CENTRAL FUND, L.P.; CNC SAPPHIRE - INVESTMENTS, L.P.; CNC SAPPHIRE ADVISORS, L.L.C.; CENTERBRIDGE LC ADVISORS, LLC; CENTERBRIDGE IDF ADVISORS, LLC; CENTERBRIDGE KEYSTONE ADVISORS, LLC; CENTERBRIDGE KEYSTONE FUND (CAYMAN), L.P.; CENTERBRIDGE REAL ESTATE DEBT ADVISORS, LLC; CENTERBRIDGE PARTNERS REAL ESTATE ADVISORS III, LLC; CREDO WH, L.P.; OVERLAND UNLEVERED, L.P.; CENTERBRIDGE PARTNERS REAL ESTATE FUND III, L.P.; CENTERBRIDGE INSURANCE DEDICATED FUND SERIES OF THE SALI MULTI-SERIES FUND, L.P.; CENTERBRIDGE KEYSTONE FUND, L.P.; KEYSTONE CS, L.P.; CENTERBRIDGE SPECIAL CREDIT PARTNERS IV – I CO-INVEST, L.P.

375 Park Avenue

New York, NY 10152-0002

(212) 672-5088

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Susanne V. Clark

General Counsel

Centerbridge Partners, L.P.

375 Park Avenue

New York, NY 10152-0002

Telephone: (212) 672-5088

Copies to:

Kenneth Young Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 (215) 994-2988	William J. Bielefeld Matthew Barsamian Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3386

November 13, 2026

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

:
IN THE MATTER OF	:	APPLICATION FOR AN ORDER
	:	PURSUANT TO SECTIONS 17(d) AND 57(i)
OVERLAND ADVANTAGE; OVERLAND	:	OF THE INVESTMENT COMPANY ACT OF
ADVISORS, LLC; CENTERBRIDGE	:	1940 AND RULE 17d-1 UNDER THE
PARTNERS, L.P.; CENTERBRIDGE	:	INVESTMENT COMPANY ACT OF 1940
ADVISORS V, LLC; CENTERBRIDGE FLEX	:	PERMITTING CERTAIN JOINT
ADVISORS, L.L.C.; CENTERBRIDGE	:	TRANSACTIONS OTHERWISE
MARTELLO ADVISORS, L.L.C.;	:	PROHIBITED BY SECTIONS 17(d) AND
CENTERBRIDGE ADVISORS IV, LLC;	:	57(a)(4) OF AND RULE 17d-1 UNDER THE
CENTERBRIDGE CREDIT FUNDING	:	INVESTMENT COMPANY ACT OF 1940
ADVISORS, LLC; CENTERBRIDGE	:
PARTNERS REAL ESTATE ADVISORS II,	:
LLC; CB LDV GP, L.P.; CENTERBRIDGE	:
SPECIAL CREDIT ADVISORS IV, L.L.C.; CB	:
NC CO-INVEST GP, L.P.; CB NC CO-	:
INVEST, L.P.; CSCP V CAPSOL MASTER,	:
L.P.; CSCP V MASTER, L.P.;	:
CENTERBRIDGE CAPITAL PARTNERS V,	:
L.P.; CENTERBRIDGE SPECIAL CREDIT	:
PARTNERS V, L.P.; CENTERBRIDGE	:
SPECIAL CREDIT ADVISORS V, L.L.C.;	:
OVERLAND ADVANTAGE FUND ADVISOR, LLC;	:
CENTERBRIDGE FP CO-INVEST
MASTER FUND, L.P.; CENTERBRIDGE
FLEX PARTNERS CAYMAN, L.P.;
CENTERBRIDGE FLEX PARTNERS
MASTER, L.P.; CENTERBRIDGE FLEX
PARTNERS, L.P.; CENTERBRIDGE FP CO-
INVEST FUND, L.P.; UNLEVERED
OVERLAND-MONTAIGNE FUND, L.P.;
CENTERBRIDGE CREDIT CS, L.P.; CREDIT
AND SCIII GENERAL PARTNER, L.L.C.;
CENTERBRIDGE FLEX TRIGGER FUND -
A, L.P.; CENTERBRIDGE FLEX TRIGGER
FUND-A ADVISORS, L.L.C.; CREDO
HOLDINGS I, LP; CREDO HOLDINGS II,
LP; CREDO HOLDINGS III, LP; CREDO
MORTGAGE TRS, LLC; CREDO
MORTGAGE REIT, LLC; CSCP V TRS,
L.L.C.; LAKE CENTRAL FUND, L.P.; CNC
SAPPHIRE - INVESTMENTS, L.P.; CNC
SAPPHIRE ADVISORS, L.L.C.;

CENTERBRIDGE LC ADVISORS, LLC;

CENTERBRIDGE IDF ADVISORS, LLC;

CENTERBRIDGE KEYSTONE ADVISORS,

LLC; CENTERBRIDGE KEYSTONE FUND

(CAYMAN), L.P.; CENTERBRIDGE REAL

ESTATE DEBT ADVISORS, LLC;

CENTERBRIDGE PARTNERS REAL

ESTATE ADVISORS III, LLC; CREDO WH,

L.P.; OVERLAND UNLEVERED, L.P.;

CENTERBRIDGE PARTNERS REAL

ESTATE FUND III, L.P.; CENTERBRIDGE

INSURANCE DEDICATED FUND SERIES OF THE SALI MULTI-SERIES FUND, L.P.;

CENTERBRIDGE KEYSTONE FUND, L.P.;

KEYSTONE CS, L.P.;

CENTERBRIDGE SPECIAL

CREDIT PARTNERS IV – I CO-INVEST, L.P.

375 PARK AVENUE

NEW YORK, NY 10152-0002

File No. 812-

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on August 20, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 17(d), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•

Overland Advantage (the “Existing Regulated Fund”), a Delaware statutory trust that was formed for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company and has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•

Overland Advisors, LLC (“Overland Advisors”), a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and serves as the investment adviser to the Existing Regulated Fund on behalf of itself and its successors[3];

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Overland Advantage, et al. (File No. 812-15515), Release No. IC-35286 (July 25, 2024) (notice), Release No. IC-35298 (August 20, 2024) (order).
[3]	The term “successor” means an entity that results from a reorganization or change in type of business organization.

•	Centerbridge Partners, L.P. (“Centerbridge Partners”), a Delaware limited partnership that is registered as an investment adviser under the Advisers Act on behalf of itself and its successors;

•

Centerbridge Advisors IV, LLC, a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge Advisors IV”);

•

Centerbridge Advisors V, LLC, a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge Advisors V”);

•

Centerbridge Credit Funding Advisors, LLC, a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge Credit Funding Advisors”);

•

Centerbridge Flex Advisors, L.L.C., a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge Flex Advisors”);

•

Centerbridge Martello Advisors, L.L.C., a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge Martello Advisors”);

•

Centerbridge Partners Real Estate Advisors II, LLC, a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge Partners Real Estate Advisors II”);

•

Centerbridge Partners Real Estate Advisors III, LLC, a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge Partners Real Estate Advisors III”);

•

CB NC Co-Invest GP, L.P., a Delaware limited partnership and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“CB NC Co-Invest GP”);

•

CB LDV GP, L.P., a Delaware limited partnership and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“CB LDV GP”);

•

Centerbridge Special Credit Advisors IV, L.L.C., a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge Special Credit Advisors IV”);

•

Centerbridge Special Credit Advisors V, L.L.C., a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge Special Credit Advisors V”);

•

Centerbridge Keystone Advisors, LLC, a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge Keystone Advisors”);

•

Centerbridge Flex Trigger Fund-A Advisors, L.L.C., a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge Flex Trigger Fund-A Advisors”);

•

Centerbridge Real Estate Debt Advisors, LLC, a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge Real Estate Debt Advisors”);

•

Centerbridge LC Advisors, LLC, a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge LC Advisors”);

•

Centerbridge IDF Advisors, LLC, a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Centerbridge IDF Advisors”);

•

CNC Sapphire Advisors, L.L.C., a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“CNC Sapphire Advisors”);

•

Credit and SCIII General Partner, L.L.C., a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Credit and SCIII General Partner”);

•

Overland Advantage Fund Advisor, LLC, a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners, on behalf of itself and its successors (“Overland Advantage Advisor” and together with Centerbridge Advisors IV, Centerbridge Advisors V, Centerbridge Credit Funding Advisors, Centerbridge Flex Advisors, Centerbridge Martello Advisors, Centerbridge Partners Real Estate Advisors II, Centerbridge Partners Real Estate Advisors III, CB NC Co-Invest GP, CB LDV GP, Centerbridge Special Credit Advisors IV, Centerbridge Special Credit Advisors V, Centerbridge Keystone Advisors, Centerbridge Flex Trigger Fund-A Advisors, Centerbridge Real Estate Debt Advisors, Centerbridge LC Advisors, Centerbridge IDF Advisors, CNC Sapphire Advisors and Credit and SCIII General Partner, the “Relying Advisers” and each a “Relying Adviser”); and

•

Each investment fund set forth on Schedule A hereto, which is an entity whose investment adviser is or will be an Adviser (as defined below) and that would be an investment company but for Section 3(c)(7) or 3(c)(1) of the 1940 Act (collectively, the “Existing Affiliated Funds” and together with the Existing Regulated Fund, Overland Advisors, Centerbridge Partners and the Relying Advisers, the “Applicants”).[4]

[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

[5]

“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (or a series thereof, as applicable) (a) that is an open-end or a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[8]

“Adviser” means Overland Advisors, Centerbridge Partners, the Relying Advisers, and any other investment adviser controlling, controlled by, or under common control with Overland Advisors, Centerbridge Partners and/or the Relying Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	Existing Regulated Fund

The Existing Regulated Fund is a non-diversified, closed-end management investment company and has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. The Existing Regulated Fund has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to qualify as a RIC in the future. The Existing Regulated Fund is managed by Overland Advisors pursuant to an investment advisory agreement. The Existing Regulated Fund’s investment objective is to generate attractive risk-adjusted returns, predominantly in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation.

The Existing Regulated Fund’s business and affairs are managed under the direction of a Board of Trustees (the “Board”), which consists of five members, three of whom are independent trustees.10

B.	Existing Affiliated Funds

Each Existing Affiliated Fund is an investment fund whose investment adviser is or will be an Adviser and which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. A list setting out the Existing Affiliated Funds is included on Schedule A hereto.11

C.	Overland Advisors

Overland Advisors is organized as a limited liability company under the laws of the state of Delaware. Overland Advisors is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to the Existing Regulated Fund. Overland Advisors is a controlled affiliate of Centerbridge Partners by virtue of its voting control.

Under the terms of an investment advisory agreement with the Existing Regulated Fund, Overland Advisors is responsible for the overall management and affairs of the Existing Regulated Fund, and has full discretion to invest the assets of the Existing Regulated Fund in a manner consistent with the Existing Regulated Fund’s investment objectives.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.
[11]

In the future, an Affiliated Entity that is not a Regulated Fund may register as an investment company or elect to be regulated as a BDC under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this application.

D.	Centerbridge Partners and Relying Advisers

Centerbridge Partners is organized as a limited partnership under the laws of the state of Delaware. Centerbridge Partners is registered with the Commission pursuant to Section 203 of the Advisers Act.

Each Relying Adviser, except for CB NC Co-Invest GP, L.P. and CB LDV GP, L.P., is organized as a limited liability company under the laws of the state of Delaware and is a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners and serves as investment adviser to one or more Existing Affiliated Funds. Each of CB NC Co-Invest GP, L.P. and CB LDV GP, L.P. is organized as a limited partnership under the laws of the state of Delaware and is a “relying adviser” under the Advisers Act through a single registration with Centerbridge Partners and serves as investment adviser to one or more Existing Affiliated Funds.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

[12]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). Overland Advisors and any other Advisers that are subsidiaries or controlled affiliates of Centerbridge Partners, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to Centerbridge Partners, Overland Advisors and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with Centerbridge Partners, Overland Advisors and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[14]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this Application, a designated committee of the Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the full Board of the Regulated Fund at the Board’s next regularly-scheduled meeting.

[15]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4. No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[18]	The Affiliated Entities may adopt shared Co-Investment Policies.

6. Dispositions:

(a) Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7. Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)

Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)

At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)

Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[20]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(e)

The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the Order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-1 by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies

[21]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions is consistent with those found in the Existing Orders.

VI. PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Susanne V. Clark

General Counsel

Centerbridge Partners, L.P.

375 Park Avenue

New York, NY 10152-0002

Telephone: (212) 672-5088

[22]

See, e.g., Macquarie Infrastructure Income Opportunities Fund, et al. (File No. 812-15989), Release No. IC-36278 (July 31, 2026) (notice), Release No. IC-36312 (August 26, 2026) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15834), Release No. IC-36154 (May 14, 2026) (notice), Release No. IC-36211 (June 11, 2026) (order); GoldenTree Opportunistic Credit Fund, et al. (File No. 812-15904), Release No. IC-36149 (May 12, 2026) (notice), Release No. IC-36209 (June 9, 2026) (order); Guggenheim Strategic Opportunities Fund, et al. (File No. 812-15938), Release No. IC-36138 (April 30, 2026) (notice), Release No. IC-36185 (May 27, 2026) (order); JPMorgan Private Markets Fund, et al. (File No. 812-15950), Release No. IC-36015 (March 11, 2026) (notice), Release No. IC-36078 (April 7, 2026) (order); Stepstone Private Credit Fund LLC, et al. (File No. 812-15962), Release No. IC-35943 (February 9, 2026) (notice), Release No. IC-36007 (March 9, 2026) (order); AB Private Credit Investors Corporation, et al. (File No. 812-15826), Release No. IC-35862 (January 6, 2026) (notice), Release No. IC-35933 (February 4, 2026) (order); Trinity Capital Inc., et al. (File No. 812-15594), Release No. IC-35634 (June 11, 2025) (notice), Release No. IC-35671 (July 8, 2025) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-15768), Release No. IC-35626 (June 9, 2025) (notice), Release No. IC-35669 (July 8, 2025) (order); Blackstone Private Credit Fund, et al. (File No. 812-15726), Release No. IC-35567 (May 5, 2025) (notice), Release No. IC-35567A (May 27, 2025) (notice), Release No. IC-35644 (June 18, 2025) (order); Eagle Point Credit Company Inc., et al. (File No. 812-15512), Release No. IC-35605 (May 22, 2025) (notice), Release No. IC-35639 (June 17, 2025) (order); Golub Capital BDC Inc., et al. (File No. 812-15770), Release No. IC-35606 (May 22, 2025) (notice), Release No. IC-35638 (June 17, 2025) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15735), Release No. IC-35583 (May 13, 2025) (notice), Release No. IC-35628 (June 10, 2025) (order); MSD Investment Corp., et al. (File No. 812-15562), Release No. IC-35582 (May 12, 2025) (notice), Release No. IC-35624 (June 9, 2025) (order); First Eagle Private Credit Fund, et al. (File No. 812-15754), Release No. IC-35569 (May 5, 2025) (notice), Release No. IC-35623 (June 3, 2025) (order); Nomura Alternative Income Fund, et al. (File No. 812-15759), Release No. IC-35575 (May 7, 2025) (notice), Release No. IC-35621 (June 3, 2025) (order); Morgan Stanley Direct Lending Fund, et al. (File No. 812-15738), Release No. IC-35574 (May 7, 2025) (notice), Release No. IC-35619 (June 3, 2025) (order); AGTB Fund Manager, LLC, et al. (File No. 812-15758), Release No. IC-35568 (May 5, 2025) (notice), Release No. IC-35616 (May 30, 2025) (order); Ares Capital Corporation, et al. (File No. 812-15483), Release No. IC-35564 (May 1, 2025) (notice), Release No. IC-35611 (May 28, 2025) (order); FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order).

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Kenneth Young Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 (215) 994-2988	William J. Bielefeld Matthew Barsamian Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3386

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions authorized by the Board are provided below in Exhibit A.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he or she has duly executed the Application for and on behalf of the applicable entity listed; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 13th day of November, 2026.

Overland Advantage

/s/ Gavin R. Baiera
Name: Gavin R. Baiera
Title: Chief Executive Officer

Overland Advisors, LLC

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Partners, L.P. /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Advisors V, LLC /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Flex Advisors, L.L.C. /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Martello Advisors, L.L.C. /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Advisors IV, LLC /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Credit Funding Advisors, LLC /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Partners Real Estate Advisors II, LLC

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CB LDV GP, L.P. By: CSCP IV Cayman GP, Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Special Credit Advisors IV, L.L.C.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CB NC Co-Invest GP, L.P. By: CSCP IV Cayman GP, Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CB NC Co-Invest, L.P.

By: CB NC Co-Invest GP, L.P., its general partner By: CSCP IV Cayman GP, Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP V CapSol Master, L.P.

By: Centerbridge Special Credit Partners General Partner V, L.P., its General Partner

By: CSCP V Cayman GP, Ltd., its General Partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP V Master, L.P.

By: Centerbridge Special Credit Partners General Partner V, L.P., its general partner

By: CSCP V Cayman GP, Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Capital Partners V, L.P.

By: Centerbridge Associates V, L.P., its general partner

By: CCP V Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Flex Partners Cayman, L.P.

By: Centerbridge Flex Partners General Partner, L.P., its general partner

By: CFP Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Flex Partners, L.P.

By: Centerbridge Flex Partners General Partner, L.P., its general partner

By: CFP Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Flex Partners Master, L.P.

By: Centerbridge Flex Partners General Partner, L.P., its general partner

By: CFP Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge FP Co-Invest Master Fund, L.P.

By: Centerbridge Flex Partners General Partner, L.P., its general partner

By: CFP Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge FP Co-Invest Fund, L.P.

By: Centerbridge Flex Partners General Partner, L.P., its general partner

By: CFP Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Special Credit Partners V, L.P.

By: Centerbridge Special Credit Partners General Partner V, L.P., its General Partner

By: CSCP V Cayman GP, Ltd., its General Partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Special Credit Advisors V, L.L.C. /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Unlevered Overland-Montaigne Fund, L.P.

By: Unlevered Overland-Montaigne GP, LLC, its general partner By: Centerbridge Partners, L.P., its sole member By: Centerbridge Partners Holdings, LLC, its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Overland Advantage Fund Advisor, LLC By: Centerbridge Partners, L.P., its managing member /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Credit CS, L.P. By: Credit and SCIII General Partner, L.L.C., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Credit and SCIII General Partner, L.L.C. /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Flex Trigger Fund - A, L.P. By: Centerbridge Flex Trigger Fund-A General Partner, L.P., its general partner By: CFP Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Flex Trigger Fund-A Advisors, L.L.C. /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CREDO Holdings I, LP

By: Centerbridge Real Estate Debt General Partner, L.P., its general partner By: CREDO Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CREDO Holdings II, LP

By: Centerbridge Real Estate Debt General Partner, L.P., its general partner By: CREDO Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CREDO Holdings III, LP

By: Centerbridge Real Estate Debt General Partner, L.P., its general partner By: CREDO Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CREDO Mortgage TRS, LLC

By: CREDO Mortgage REIT, LLC, its sole member

By: CREDO Holdings I, LP, its sole member

By: Centerbridge Real Estate Debt General Partner, L.P., its general partner

By: CREDO Cayman GP Ltd., its general partner

/s/ Susanne V. Clark

Name: Susanne V. Clark
Title: Authorized Signatory

CREDO Mortgage REIT, LLC By: CREDO Holdings I, LP, its sole member By: Centerbridge Real Estate Debt General Partner, L.P., its general partner By: CREDO Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP V TRS, L.L.C.

By: Centerbridge Special Credit Advisors V, L.L.C., its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Lake Central Fund, L.P.

By: Centerbridge LC Advisors, LLC, its trading advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CNC Sapphire - Investments, L.P.

By: CNC Sapphire Advisors, L.L.C., its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CNC Sapphire Advisors, L.L.C.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge LC Advisors, LLC

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge IDF Advisors, LLC

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Keystone Advisors, LLC

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Keystone Fund (Cayman), L.P.

By: Centerbridge Keystone Advisors, LLC, its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Real Estate Debt Advisors, LLC

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Partners Real Estate Advisors III, LLC

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CREDO WH, L.P.

By: Centerbridge Real Estate Debt General Partner, L.P., its general partner By: CREDO Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Overland Unlevered, L.P.

By: Overland Unlevered GP, LLC, its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Partners Real Estate Fund III, L.P.

By: Centerbridge Partners Real Estate Advisors III, LLC, its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Insurance Dedicated Fund Series of the SALI Multi-Series Fund, L.P.

By: Centerbridge IDF Advisors, LLC, its investment subadvisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Keystone Fund, L.P.

By: Centerbridge Keystone Advisors, LLC, its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Keystone CS, L.P.

By: Centerbridge Keystone Advisors, LLC, its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Centerbridge Special Credit Partners IV – I Co-Invest, L.P.

By: Centerbridge Special Credit Advisors IV, L.L.C., its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Overland Advantage, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

OVERLAND ADVANTAGE

By:	/s/ Gavin R. Baiera
Name:	Gavin R. Baiera
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Overland Advisors, LLC, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

OVERLAND ADVISORS, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Partners, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE PARTNERS, L.P.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Advisors V, LLC, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE ADVISORS V, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Flex Advisors, L.L.C., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE FLEX ADVISORS, L.L.C.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Martello Advisors, L.L.C., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE MARTELLO ADVISORS, L.L.C.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Advisors IV, LLC, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE ADVISORS IV, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Credit Funding Advisors, LLC, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE CREDIT FUNDING ADVISORS, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Partners Real Estate Advisors II, LLC, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE PARTNERS REAL ESTATE ADVISORS II, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CB LDV GP, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CB LDV GP, L.P. By: CSCP IV Cayman GP, Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Special Credit Advisors IV, L.L.C., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE SPECIAL CREDIT ADVISORS IV, L.L.C.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CB NC Co-Invest GP, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CB NC CO-INVEST GP, L.P. By: CSCP IV Cayman GP, Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CB NC Co-Invest, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CB NC CO-INVEST, L.P. By: CB NC Co-Invest GP, L.P., its general partner By: CSCP IV Cayman GP, Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CSCP V CapSol Master, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CSCP V CAPSOL MASTER, L.P. By: Centerbridge Special Credit Partners General Partner V, L.P., its General Partner By: CSCP V Cayman GP, Ltd., its General Partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CSCP V Master, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CSCP V MASTER, L.P. By: Centerbridge Special Credit Partners General Partner V, L.P., its general partner By: CSCP V Cayman GP, Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Capital Partners V, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE CAPITAL PARTNERS V, L.P. By: Centerbridge Associates V, L.P., its general partner By: CCP V Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Flex Partners Cayman, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE FLEX PARTNERS CAYMAN, L.P. By: Centerbridge Flex Partners General Partner, L.P., its general partner By: CFP Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Flex Partners, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE FLEX PARTNERS, L.P. By: Centerbridge Flex Partners General Partner, L.P., its general partner By: CFP Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Flex Partners Master, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE FLEX PARTNERS MASTER, L.P. By: Centerbridge Flex Partners General Partner, L.P., its general partner By: CFP Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge FP Co-Invest Master Fund, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE FP CO-INVEST MASTER FUND, L.P. By: Centerbridge Flex Partners General Partner, L.P., its general partner By: CFP Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge FP Co-Invest Fund, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE FP CO-INVEST FUND, L.P. By: Centerbridge Flex Partners General Partner, L.P., its general partner By: CFP Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Special Credit Partners V, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE SPECIAL CREDIT PARTNERS V, L.P. By: Centerbridge Special Credit Partners General Partner V, L.P., its General Partner By: CSCP V Cayman GP, Ltd., its General Partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Special Credit Advisors V, L.L.C., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE SPECIAL CREDIT ADVISORS V, L.L.C.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Unlevered Overland-Montaigne Fund, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

UNLEVERED OVERLAND-MONTAIGNE FUND, L.P.

By: Unlevered Overland-Montaigne GP, LLC, its general partner

By: Centerbridge Partners, L.P., its sole member

By: Centerbridge Partners Holdings, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Overland Advantage Fund Advisor, LLC, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

OVERLAND ADVANTAGE FUND ADVISOR, LLC By: Centerbridge Partners, L.P., its managing member

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Credit CS, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE CREDIT CS, L.P. By: Credit and SCIII General Partner, L.L.C., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Credit and SCIII General Partner, L.L.C., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CREDIT AND SCIII GENERAL PARTNER, L.L.C.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Flex Trigger Fund—A, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE FLEX TRIGGER FUND—A, L.P. By: Centerbridge Flex Trigger Fund-A General Partner, L.P., its general partner By: CFP Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Flex Trigger Fund-A Advisors, L.L.C., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CENTERBRIDGE FLEX TRIGGER FUND-A ADVISORS, L.L.C.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CREDO Holdings I, LP, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CREDO Holdings I, LP

By: Centerbridge Real Estate Debt General Partner, L.P., its general partner By: CREDO Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CREDO Holdings II, LP, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CREDO Holdings II, LP

By: Centerbridge Real Estate Debt General Partner, L.P., its general partner By: CREDO Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CREDO Holdings III, LP, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CREDO Holdings III, LP

By: Centerbridge Real Estate Debt General Partner, L.P., its general partner By: CREDO Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CREDO Mortgage TRS, LLC, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CREDO Mortgage TRS, LLC

By: CREDO Mortgage REIT, LLC, its sole member

By: CREDO Holdings I, LP, its sole member

By: Centerbridge Real Estate Debt General Partner, L.P., its general partner

By: CREDO Cayman GP Ltd., its general partner

/s/ Susanne V. Clark

Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CREDO Mortgage REIT, LLC, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CREDO Mortgage REIT, LLC

By: CREDO Holdings I, LP, its sole member By: Centerbridge Real Estate Debt General Partner, L.P., its general partner By: CREDO Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CSCP V TRS, L.L.C., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CSCP V TRS, L.L.C.

By: Centerbridge Special Credit Advisors V, L.L.C., its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Lake Central Fund, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Lake Central Fund, L.P.

By: Centerbridge LC Advisors, LLC, its trading advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CNC Sapphire—Investments, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CNC Sapphire - Investments, L.P.

By: CNC Sapphire Advisors, L.L.C., its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CNC Sapphire Advisors, L.L.C., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CNC Sapphire Advisors, L.L.C.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge LC Advisors, LLC, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Centerbridge LC Advisors, LLC

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge IDF Advisors, LLC, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Centerbridge IDF Advisors, LLC

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Keystone Advisors, LLC, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Centerbridge Keystone Advisors, LLC

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Keystone Fund (Cayman), L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Centerbridge Keystone Fund (Cayman), L.P.

By: Centerbridge Keystone Advisors, LLC, its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Real Estate Debt Advisors, LLC, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Centerbridge Real Estate Debt Advisors, LLC /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Partners Real Estate Advisors III, LLC, that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Centerbridge Partners Real Estate Advisors III, LLC

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CREDO WH, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CREDO WH, L.P.

By: Centerbridge Real Estate Debt General Partner, L.P., its general partner By: CREDO Cayman GP Ltd., its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Overland Unlevered, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Overland Unlevered, L.P.

By: Overland Unlevered GP, LLC, its general partner /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Partners Real Estate Fund III, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Centerbridge Partners Real Estate Fund III, L.P.

By: Centerbridge Partners Real Estate Advisors III, LLC, its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Insurance Dedicated Fund Series of the SALI Multi-Series Fund, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Centerbridge Insurance Dedicated Fund Series of the SALI Multi-Series Fund, L.P.

By: Centerbridge IDF Advisors, LLC, its investment subadvisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Keystone Fund, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Centerbridge Keystone Fund, L.P.

By: Centerbridge Keystone Advisors, LLC, its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Keystone CS, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Keystone CS, L.P.

By: Centerbridge Keystone Advisors, LLC, its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Centerbridge Special Credit Partners IV – I Co-Invest, L.P., that she is the Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Centerbridge Special Credit Partners IV – I Co-Invest, L.P.

By: Centerbridge Special Credit Advisors IV, L.L.C., its investment advisor /s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Schedule A

Existing Affiliated Funds

CB NC Co-Invest, L.P.

CSCP V CapSol Master, L.P.

CSCP V Master, L.P.

Centerbridge Capital Partners V, L.P.

Centerbridge Credit CS, L.P.

Centerbridge Flex Partners Cayman, L.P.

Centerbridge Flex Partners, L.P.

Centerbridge Flex Partners Master, L.P.

Centerbridge FP Co-Invest Master Fund, L.P.

Centerbridge FP Co-Invest Fund, L.P.

Centerbridge Special Credit Partners V, L.P.

Unlevered Overland-Montaigne Fund, L.P.

Centerbridge Flex Trigger Fund—A, L.P.

CREDO Holdings I, LP

CREDO Holdings II, LP

CREDO Holdings III, LP

CREDO Mortgage TRS, LLC

CREDO Mortgage REIT, LLC

CSCP V TRS, L.L.C.

Lake Central Fund, L.P.

CNC Sapphire—Investments, L.P.

Centerbridge Keystone Fund (Cayman), L.P.

CREDO WH, L.P.

Overland Unlevered, L.P.

Centerbridge Partners Real Estate Fund III, L.P.

Centerbridge Insurance Dedicated Fund Series of the SALI Multi-Series Fund, L.P.

Centerbridge Keystone Fund, L.P.

Keystone CS, L.P.

Centerbridge Special Credit Partners IV—I Co-Invest, L.P.

EXHIBIT A

Resolutions of the Board of Trustees of Overland Advantage

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of Overland Advantage (the “Fund”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Overland Advisors, LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.